NETLIST, INC.

111 ACADEMY, SUITE 100

IRVINE, CA 92617

May 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Baldwin

Re:	Netlist, Inc.
Registration Statement on Form S-3 File No. 333-287238 (the “Registration Statement”) Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Netlist, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Tuesday, May 20, 2025, at 4:05 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Melanie Ruthrauff Levy or Nadia Do Canto of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 or (617) 210-6878, respectively, with any questions regarding this request.

Very truly yours,

NETLIST, INC.

/s/ Gail M. Sasaki
Gail M. Sasaki, Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Stanton, Esq. Melanie Ruthrauff Levy, Esq. Nadia Do Canto, Esq.